SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Further to its Current Report on Form 6-K dated May 31, 2016, the Registrant announces the following results of its Annual General Meeting of Shareholders which was held on July 5, 2016 at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem as directors until the next annual general meeting of the Registrant’s shareholders.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to directors Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem, as described in the proxy statement provided to shareholders.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of Nurit Benjamini for a third three-year term as external director, commencing as of July 6, 2016, and of the grant of options to her, as described in the proxy statement provided to shareholders.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the re-election of Avraham Molcho for a third three-year term as external director, commencing as of July 6, 2016, and of the grant of options to him, as described in the proxy statement provided to shareholders.

In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted in favor of all proposals regarding the compensation of Dr. Kinneret Savitsky, the Company’s Chief Executive Officer.

In respect of Proposal 6 -- The required majority of shareholders who participated in the Meeting voted in favor of an amended Compensation Policy for Executives and Directors in the form attached to the proxy statement provided to shareholders.

In respect of Proposal 7 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Registrant’s independent registered public accounting firm for the year ending December 31, 2016 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: July 5, 2016